COMMENTS RECEIVED ON AUGUST 6, 2007
FROM CHRISTIAN SANDOE
FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)
Fidelity Growth Discovery Fund
POST-EFFECTIVE AMENDMENT NO. 115

1. Performance Charts, Fee Table, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Table (prospectus and statement of additional information (SAI))

    C: Please submit completed performance charts, fee table, financial highlights, portfolio manager compensation, and the trustee compensation table when the information becomes available.

    R: The requested information will be sent to you when it becomes available.

2. "Investment Summary" (prospectus)
    "Principal Investment Strategies"

    C: The Staff has requested that we disclose the fund's average market capitalization for common stock as of a recent date, as well as any strategy regarding market capitalization.

    R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

3. "Fee Table" (prospectus)

    C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

    R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

4. "Investment Details" (prospectus)
    "Principal Investment Risks"

    "*Foreign Exposure.* Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market."

C: The Staff would like emerging markets added as a strategy under the "Principal Investment Strategies" heading.

R: Though the non-U.S. securities in which the fund invests may include foreign issuers in both developed and emerging markets, this fund currently does not have a principal investment strategy of investing in emerging markets. Accordingly, we have not modified disclosure.

5. "Investment Details" (prospectus)
    "Principal Investment Risks"

"*Issuer-Specific Changes.* Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers."

C: The Staff believes that "smaller, less well-known issuers" should be referenced in the "Principal Investment Strategies" section.

R: Investing in smaller, less well-known issuers in not currently a principal investment strategy of the fund. Accordingly, we have not modified disclosure.

6. "Fund Distribution" (prospectus)

"If payments made by FMR to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of the fund's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

C: The Staff requests that we change "might" to "would."

R: Because the fund does not pay 12b-1 fees for the sale and distribution of its shares under its Rule 12b-1 plan, we believe the disclosure is more accurate as written and that a strict read of Item 7(b) (which also requires disclosure of the amount of distribution fee payable) is inapplicable in this instance. Accordingly, we have not modified disclosure.

7. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.